Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the

Six Months Ended June 30, 2025, and 2026

First Half 2026 Financial Highlights

Our revenue is derived from provision of professional services, sale of software licenses and maintenance licenses, sale of hardware solutions and provision of hosting and supporting services. Our total revenue decreased by S$1,056,716 or 54.6%, from S$1,936,539 for the six months ended June 30, 2025, to S$879,823 for the six months ended June 30, 2026.

The following table presents the Group’s revenue disaggregated by product categories for the 6 months ended June 30, 2025, and 2026, respectively:

	For the six months ended June 30,
	2025	2026	2026	Change	Change
	S$	S$	US$	S$	%
Revenue:
Provision of professional services	919,618	409,369	316,286	(510,249)	-55.5%
Sale of software licenses and maintenance licenses	833,071	450,770	348,273	(382,301)	-45.9%
Sale of hardware solutions	183,635	19,236	14,862	(164,399)	-89.5%
Provision of hosting and supporting services	215	448	346	233	108.4%
Total	1,936,539	879,823	679,767	(1,056,716)	-54.6%

In the following table, revenue is disaggregated by the timing of revenue recognition.

	For the six months ended June 30,
	2025	2026	2026
	S$	S$	US$

Point in time	1,103,376	113,452	87,655
Over time	833,163	766,371	592,112
Total	1,936,539	879,823	679,767

Provision of professional services

For the six months ended June 30, 2026, revenue from provision of professional services decreased by S$510,249 compared to the same period in 2025. The decrease was mainly attributable to the completion in 2025 of a Real-Time Engine enhancement project for a customer in Brunei and an OEM pay enablement project for a customer in Cambodia.

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Sale of software licenses and maintenance licenses

For the six months ended June 30, 2026, revenue from sale of software licenses and maintenance licenses decreased by S$382,301 compared to the same period in 2025. The decrease was mainly attributable to expiration of existing contracts with customers in Cambodia and Brunei.

Sale of hardware solutions

For the six months ended June 30, 2026, revenue from the sale of hardware solutions decreased by S$164,399 compared to the same period in 2025. The decrease was mainly attributable to lower sales of QR soundbox terminals during the first half of 2026.

Cost of Revenue

Our cost of revenue decreased by S$311,127 or 35%, from S$889,954 for the six months ended June 30, 2025, to S$578,827 for the six months ended June 30, 2026. The decrease was primarily attributable to lower costs associated with the decrease in revenue.

Gross Profit

Our gross profit decreased by S$745,589 or 71.2% from S$1,046,585 for the six months ended June 30, 2025, to S$300,996 for the six months ended June 30, 2026. The decrease was primarily attributable to the 54.6% decline in revenue. The gross profit margin decreased from 54.0% for the six months ended June 30, 2025, to 34.2% for the six months ended June 30, 2026. The decrease was mainly due to the lower revenue generated from provision of professional services.

Operating Expenses

Our total operating expenses increased by S$1.56 million, or 157.5%, from S$0.99 million for the six months ended June 30, 2025, to S$2.55 million for the six months ended June 30, 2026. This increase was primarily attributable to higher general and administrative expenses and selling and distribution expenses.

General and administrative expenses increased by approximately S$1.34 million, primarily as a result of higher professional fees associated with the Company’s post-IPO strategic initiatives. Selling and distribution expenses increased by approximately S$0.15 million, mainly due to higher staff costs associated with the expansion of the Company’s sales team in line with its expansion plans.

Other income

Other income increased by S$99,925, from S$7,247 for the six months ended June 30, 2025, to S$107,172 for the six months ended June 30, 2026. The increase was primarily due to the interest income earned on short-term bank deposits.

Interest expense

Interest expense decreased by S$19,119, from S$28,409 for the six months ended June 30, 2025, to S$9,290 for the six months ended June 30, 2026. The decrease was primarily attributable to the repayment of a working capital loan by one of the Company’s subsidiaries in November 2025, which resulted in lower interest expenses during the six months ended June 30, 2026.

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Income tax expense

Income tax expenses, comprising primarily withholding tax expenses, decreased by S$9,611, from S$54,699 for the six months ended June 30, 2025, to S$45,088 for the six months ended June 30, 2026. The decrease was primarily attributable to lower billings made to customers in Brunei and Cambodia.

Net Loss

Our net loss increased by S$2,177,603, from S$20,146 for the six months ended June 30, 2025 to S$2,197,749 for the six months ended June 30, 2026. The increase in net loss was primarily attributable to the significant decrease in revenue and the increase in operating expenses, partially offset by higher other income and lower interest expenses.

Liquidity

Our liquidity has historically been supported by operating cash flows and working capital loans from bank facilities. As of June 30, 2026, we had cash and cash equivalents of approximately S$6.54 million, working capital of approximately S$8.9 million and total shareholders’ equity of approximately S$9.38 million. As of June 30, 2025, we had cash and cash equivalents of approximately S$1.31 million, working capital of approximately S$1.30 million and total shareholders’ equity of approximately S$0.87 million.

Recent Developments

The Company evaluated all events and transactions from December 31, 2025, up to the report date, which is the date that these consolidated financial statements are available to be issued.

NYSE American Delisting Proceedings

On June 12, 2026, the Company received notice from NYSE American that its staff had determined to commence proceedings to delist the Company’s Class A ordinary shares pursuant to Sections 1001, 1002(e) and 1003 of the NYSE American Company Guide. On June 22, 2026, the Company requested that a Listing Qualifications Panel review the Staff’s determination. Following a hearing held on August 6, 2026, the two-person Panel, on August 20, 2026, unanimously affirmed the Staff’s decision to initiate delisting proceedings. The Company is appealing the Panel decision.

The delisting proceedings followed a one-day suspension of trading in the Company’s securities ordered by the U.S. Securities and Exchange Commission on February 1, 2026, and effective February 2, 2026, in connection with potential manipulation of the Company’s securities through recommendations made to investors by unknown persons via social media. Following the expiration of the one-day suspension, NYSE American halted trading in the Company’s securities due to regulatory concerns.

Importantly, the Panel stated in its decision that it “does not attribute any malfeasance to the Company or its management.” The Panel also noted that the Company was in compliance with the applicable NYSE American listing standards and had cooperated with the Staff’s investigation. Nevertheless, the Panel determined that the circumstances provided a sufficient basis under the Exchange’s rules to affirm the Staff’s delisting determination.

The Company has stated that neither the SEC nor NYSE American has made known any allegation or any finding attributing responsibility for the alleged manipulation to the Company or its corporate insiders. The Company has cooperated with regulators in connection with all questions posed regarding the trading activity, about which the Company and its management have no knowledge.

On September 3, 2026, the Company submitted a request for review of the Panel’s decision by the full NYSE Committee for Review in accordance with applicable NYSE American rules. On September 25, 2026, the Company filed its written arguments to the full Committee. NYSE American notified the Company that the Committee for Review will consider the matter on October 22, 2026. The Company continues to consider all options for pursuing relief from the trading halt.

The Company’s Class A ordinary shares remain suspended from trading on NYSE American and are currently quoted in the over-the-counter market under the symbol TCGLF.

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Securities Class Actions

The Company has been named as one of numerous issuer defendants in three putative securities class actions filed in the Supreme Court of the State of New York, New York County: Patrick Shane Johnson, et al. v. SYLA Technologies Co., Ltd., et al., Index No. 153671/2026, filed on March 24, 2026 (the “Johnson Action”); Leyber Gabriel Briones, et al. v. SYLA Technologies Co., Ltd., et al., Index No. 154747/2026, filed on April 13, 2026 (the “Briones Action”); and Damond Morales, et al. v. SYLA Technologies Co., Ltd., et al., Index No. 159271/2026, filed on July 23, 2026 (the “Morales Action” and, collectively with the Johnson Action and Briones Action, the “Actions”).

The Actions were brought on behalf of putative classes of investors who invested in, or made investments traceable to, the initial public offerings of numerous issuers, including the Company. The complaints generally allege that the issuer defendants and their underwriters violated Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 by failing to disclose an alleged coordinated pattern of market manipulation involving numerous nano-cap and micro-cap companies. The complaints do not contain specific factual allegations of wrongdoing by the Company. Plaintiffs seek unspecified compensatory damages, rescission or rescissory damages, costs and expenses, and equitable or injunctive relief.

As of the date of this report, the Company has not been served in the Johnson Action or the Briones Action. Plaintiffs in the Morales Action have purportedly served the Company with a summons and complaint, and the Company intends to seek dismissal of the Morales Action as against it. The Company’s time to respond to the initial Complaint has been adjourned by stipulation until November 16, 2026. If served in the Johnson Action or Briones Action, the Company intends to vigorously defend against the claims.

The Company has incurred and expects to incur additional legal fees and other expenses in connection with the defense of the claims. The ultimate outcome of these Actions cannot currently be determined.

There are no further material subsequent events that require disclosure in these consolidated financial statements.

About TechCreate Group Ltd.

TechCreate Group Ltd. is a Singapore-based payment software solutions provider. Founded in 2015, the Company delivers digital payment and infrastructure solutions to financial institutions, telecommunications, deposit insurance, and enterprises. TechCreate’s offerings include real-time payment systems, digital banking platforms, API management, cybersecurity, and cloud computing. Its proprietary Artificial Intelligence Real-Time Engine (AI-RTE) is designed to enable fast, secure, and efficient payment processing. For more information, visit https://www.techcreate.com.sg/.

Exchange Rate

The Company’s business is primarily conducted in Singapore and all of the revenues are denominated in Singapore Dollars (“SGD”). This discussion and analysis contains translations of certain SGD amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from SGD to USD are made at the rate of SGD 1.2943 to US$1.00, the monthly exchange rate set forth by the Monetary Authority of Singapore. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2026, or at any other rate.

Statement Regarding Preliminary Unaudited Financial Information

The accompanying condensed consolidated interim financial statements for the six months ended June 30, 2026 are unaudited and were not subject to a review by the independent registered public accounting firm.

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Forward-Looking Statements

Statements in this discussion and analysis about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the Company’s business strategy, customer pipeline, expected financial condition and results of operations, and future business prospects. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F and in the Company’s other filings and submissions with the SEC. Any forward-looking statements contained in this discussion and analysis speak only as of the date hereof, and TechCreate Group Ltd. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

TCGL@gateway-grp.com

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